SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TD AMERITRADE Holding Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

87236Y 10 8
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

David L. Lambert, Esq.
Deputy General Counsel — Finance/Securities
TD AMERITRADE Holding Corporation
4211 South 102nd Street
Omaha, NE
(402) 331-7856
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Ralph J. Barry, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
12235 El Camino Real, Suite 200
San Diego, CA 92130
(858) 350-2300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*
*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☑Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

FORM OF LETTERS TO EMPLOYEES REGARDING DISCOUNTED STOCK OPTIONS
ISSUED BY TD AMERITRADE HOLDING CORPORATION
FORM 1
December 22, 2006
NAME
ADDRESS
CITY, STATE ZIP
Dear______,
In late 2004, the Internal Revenue Service (IRS) implemented a change to its rules that classifies “discounted stock options” as deferred compensation and imposes severe personal tax consequences. We have discovered that two of our broad-based option grants, those made on 10/24/01 and on 9/25/03, were deemed to have been priced below fair market value, making them “discounted stock options” subject to these new IRS rules.
We did not intend to issue discounted stock options. Please be assured that TD AMERITRADE is going to keep you whole. We will do the right thing by providing you the funds to pay the taxes imposed by the new rules — making sure you receive the full value of your original stock option grant and issuing you a new option that will not be subject to the new tax rules.
Please keep in mind the following:
•	The price and number of options were previously adjusted to reflect the $6 dividend paid in January 2006.

•	Only options that vested after 12/31/04 are affected by this rule. Therefore, the number of affected options is at most 25% of your 10/24/01 grant and 75% of your 9/23/03 grant to the extent that they are still unexercised.

	Number of Affected		Adjusted Strike		Total Value
Grant Date	Options	Current Strike Price	Price	Difference	Difference
10/24/01
09/25/03
TOTAL					$
Here’s what you can expect:
•	On December 29, 2006, we will deposit $, less normal withholding, into your payroll bank account. This payment is to help ensure that you will not suffer a financial loss when you receive your new stock option with the new strike price.

•	In January 2007, we will exchange your unexercised stock options from 10/24/01 and 09/25/03, which were vested after 12/31/04, for new stock options at the new strike price through a “tender offer.” We will send you the appropriate forms and more detailed information on how to participate in the tender offer process after the start of 2007. These new stock options will be the same as your current stock options; however they will have a new strike price.

•	On February 9, 2007, we will also pay you for any additional taxes for which you are responsible due to this change in IRS rules on options exercised after March 15, 2006. We will increase this amount with a “gross up” for the taxes due on this additional payment to ensure that the new tax rules do not affect you.
We appreciate your support and are confident that this is the best solution for our Associates.
If you need details on this process, please contact your Human Resources Relationship Manager or call the Human Resources Associate Resource Center at xxx-xxx-xxxx.
Karen Ganzlin
Chief Human Resource Officer
Important Information
This letter is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any securities.
At the time the tender offer has commenced, TD AMERITRADE will provide option holders who are eligible to participate in the tender offer with written materials explaining the terms and timing of the tender offer. If you are eligible to participate in the tender offer, you should read these written materials carefully when they become available because they will contain important information about the tender offer. TD AMERITRADE will also file these written materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement when the tender offer commences. Option holders will be able to obtain the tender offer statement and the related materials free of charge from the SEC’s Web site at www.sec.gov or from TD AMERITRADE.

FORM 2
December 22, 2006
NAME
ADDRESS
CITY, STATE ZIP
Dear___,
In late 2004, the Internal Revenue Service (IRS) implemented a change to its rules that classifies “discounted stock options” as deferred compensation and imposes personal tax consequences. We have discovered that two of our broad-based option grants, those made on 10/24/01 and on 9/25/03, were deemed to have been priced below fair market value, making them “discounted stock options” subject to the new IRS rules.
We did not intend to issue discounted stock options. Please be assured that TD AMERITRADE is going to do the right thing by making sure you will receive the full value of your original stock option grant, by issuing and granting you a new option that will not be subject to the new tax rules.
Please keep in mind the following:
•	The price and number of options were previously adjusted to reflect the $6 dividend paid in January 2006.

•	Only options that vested after 12/31/04 are affected by this rule. Therefore, the number of affected options is at most 25% of your 10/24/01 grant and 75% of your 9/23/03 grant.

	Number of Affected		Adjusted Strike		Total Value
Grant Date	Options	Current Strike Price	Price	Difference	Difference
10/24/01
09/25/03
TOTAL					$
Here’s what you can expect:
•	On December 29, 2006, we will deposit $, less normal withholding, into your payroll bank account. This payment is to help ensure that you will not suffer a financial loss when you receive your new stock option with the new strike price.

•	In January 2007, we will exchange your unexercised stock options from 10/24/01 and 09/25/03, which were vested after 12/31/04, for new stock options at the new strike price through a “tender offer.” We will send you the appropriate forms and more detailed information on how to participate in the tender offer process after the start of 2007. These new stock options will be the same as your current options; however they will have a new strike price.
We appreciate your support and are confident that this is the best solution for our Associates.
If you need details on this process, please contact your Human Resource Relationship Manager or call the Human Resources Associate Resource Center at xxx-xxx-xxxx.
Karen Ganzlin
Chief Human Resource Officer

Important Information
This letter is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any securities.
At the time the tender offer has commenced, TD AMERITRADE will provide option holders, who are eligible to participate in the tender offer, with written materials explaining the terms and timing of the tender offer. If you are eligible to participate in the tender offer, you should read these written materials carefully when they become available because they will contain important information about the tender offer. TD AMERITRADE will also file these written materials with the Securities and Exchange Commission (SEC) as part of a tender offer statement when the tender offer commences. Option holders will be able to obtain the tender offer statement and the related materials free of charge from the SEC’s Web site at www.sec.gov or from TD AMERITRADE.